June 26, 2009

Securities and Exchange Commission
Davison of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:  Jeffrey Krutzik

VIA EDGAR AND
FEDERAL EXPRESS

Re:	PLX Technology, Inc.
Amendment No. 2 to the Registration Statement on Form S-3
Initially Filed June 2, 2009
File No. 333-159668

Dear Mr. Krutzik:

On behalf of PLX Technology, Inc. (the “Company”), we submit this letter in response to oral comments from the staff (the “Staff”) of the Securities and Exchange Commission received by telephone on June 22, 2009 relating to the Company’s Registration Statement on Form S-3 (File No. 333-159668) (the “Registration Statement”).

On behalf of the Company and pursuant to Rule 472, we are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”) in response to the Staff’s comment.  For the convenience of the Staff, we are providing copies of this letter and marked copies of Amendment No. 2 to you by overnight delivery.  The Company confirms that no additional changes were made in Amendment No. 2 for reasons other than in response to a specific Staff comment.

Please direct your questions or comments to Stephen J. Schrader of this office (415-576-3028) or me (650-251-5926). In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Schrader at 415-576-3099 and me at 650-856-9299. Thank you for your assistance.

Very truly yours,

/s/ Jenny c. Yeh

Jenny C. Yeh

cc:  Stephen J. Schrader Esq.
       Arthur O. Whipple